HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email: harttrinen@aol.com
Will Hart                                            Facsimile:  (303) 839-5414
                              (303) 839-0061


                                 August 23, 2016


Steve Lo
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington DC 20549-6011

      Re:   United Cannabis Corporation


Dear Mr. Lo:

      This office represents United Cannabis Corporation (the "Company"). The Company will respond to the staff's letter dated August 9, 2016 no later than September 7, 2016.

                                          Very Truly Yours,

                                          HART & HART, LLC

                                                /s/ William T. Hart

                                          William T. Hart